UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

630 Business Village Block B

Port Saeed Deira, Dubai

United Arab Emirates

+97 142282568

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 30, 2026, Ambitions Enterprise Management Co. L.L.C (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Annual Report is available on the Company’s website at https://ir.ambitions.ae. Shareholders may receive a hard copy of the Annual Report free of charge upon request by contacting the Company at the following address: Attention: Investor Relations, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, 630 Business Village Block B, Port Saeed Deira, Dubai, United Arab Emirates, or by telephone at +97 142282568. The Company will provide such hard copies within a reasonable period of time following the request.

The press release announcing the filing and availability of the Annual Report is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit
99.1	Press Release – AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Files 2025 Annual Report on Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2026

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

By:	/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer and Chairman of the Board of Directors